Exhibit 99.4

2 . Designation of the Board as the competent body to issue shares A and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10 % of the issued share capital of the Company at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre - emptive rights related thereto . 3. Amendment to the compensation policy of Lilium N.V. LILIUM N.V. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. 22840 LILIUM N.V. Proxy Card_REV1 - Front YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies FOLD HERE DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED CONTROL NUMBER Signature Signature, if held jointly Date , 2023 . When Shares are held by joint tenants, both should sign . When signing as attorney, executor, administrator, trustee or guardian, please give full title as such . If a corporation, please sign in full corporate name by the president or another authorized officer . If a partnership, please sign in partnership name by an authorized person . PROXY CARD The Board of Directors recommends you to vote FOR the following: Please mark lik e this X your votes FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by Friday, September 8 , 2023 at 6 : 00 p . m . EDT . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy . Have your proxy card available when you access the above website . Follow the prompts to vote your shares . VOTE AT THE MEETING – If you plan to attend the virtual online general meeting, you will need your 12 - digit control number to vote electronically at the general meeting. To attend the general meeting, visit: https://www.cstproxy.com/lilium/egm2023 MOBILE VOTING On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. The mailed proxy card must be received by Continental Stock Transfer & Trust Company no later than Friday, September 8, 2023 at 6:00 p.m. EDT.

22840 LILIUM N.V. Proxy Card_REV1 - Back Important Notice Regarding the Availability of Proxy Materials for Extraordinary General Meeting of Shareholders to be held on September 11, 2023: The Convocation Notice and Agenda are available at: https://www .cstprox y.com/lilium/egm2023 Paper copies of the proxy materials are also available, free of charge, via Continental Stock Transfer & Trust Company from August 8, 2023 at 4:30 p.m. EDT, by sending an email to: proxy@continentalstock.com For the extraordinary general meeting of shareholders (the General Meeting) of Lilium N . V . (the Company) to be held on Monday, September 11 , 2023 at 2 : 00 p . m . CEST ( 8 : 00 a . m . EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10 , 1077 XZ Amsterdam, the Netherlands, the shareholder(s) hereby grant(s) a power of attorney to Dirk - Jan Smit, civil law notary, of Freshfields Bruckhaus Deringer LLP, Amsterdam office, and any deputy - civil law notary working with Freshfields Bruckhaus Deringer LLP, Amsterdam office, each with the right of substitution, to represent it at the General Meeting and to address the General Meeting and exercise the voting rights attached to the shares that the shareholder(s) hold(s) on the record date, i . e . Monday, August 14 , 2023 , after the processing of all entries and deletions on that date, with which the shareholder(s) wish(es) to be represented and vote at the General Meeting, in the manner set out on the reverse side of this ballot on its behalf . THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN . IF NO SUCH DIRECTION IS MADE, OR IF MULTIPLE INSTRUCTIONS ARE SELECTED ON THE REVERSE SIDE OF THIS BALLOT FOR ANY SINGLE VOTING ITEM, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS . For further information, please visit the Company’s website at www.lilium.com. This power of attorney is governed by the laws of the Netherlands. (Continued and to be marked, dated and signed on reverse side) FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED LILIUM N.V.